RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

25.05.2005

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. Press release "RBC SOFT - Russia's most consistently growing hi-tech company"
2. Press release "RBC delivers strong first quarter 2005 results on media and IT fronts"

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC

File number: 82-34864

RBC SOFT - Russia's most consistently growing hi-tech company

Moscow, April 29, 2005 - RBC SOFT, an IT subsidiary of OAO RBC Information Systems **(RTS, MICEX:RBCI)** has been selected by the Steering Committee of the SOFTOOL exhibition as the company displaying the most sustained growth in Russia's IT sector.

The annual SOFTOOL exhibition is an event for IT market professionals at which at least 300 Russian and foreign companies present their latest IT products for all sectors of the Russian economy. The exhibition has earned nationwide status not just because of its location but also - judging by the range of participants - for serving to preserve and foster the nation's intellectual potential.

The Federal Agency for Information Technologies and the Federal Agency for Science and Innovations awarded certificates of honor and prizes to companies and individuals taking the lead in the national IT market. The awards ceremony took place in the Presidium building of the Russian Academy of Sciences in Moscow.

1C Company, Galaktika Corporation (winners in the Company of the Year category), FineReader – ABBYY, Kaspersky Antivirus 5.0 (Product of the Year category), Boris Nuraliyev (Person of the Year category), and IBM and Microsoft in Russia were among prizewinners. RBC SOFT won a certificate of honor and prize "for the steadiest growth." The award is intended to recognize the sector's highest annual turnover growth rates for the past four years, as confirmed by audits.

"Today, the best of the best have been awarded," Yury Gulyayev, chairman of the exhibition steering committee and member of the Presidium of the Russian Academy of Sciences, said at the awards ceremony. "The prizewinners' achievements are viewed as development guidelines for the whole IT sector. Our task is not only to acknowledge their attainments, but also to facilitate their earliest-possible implementation on the Russian market."

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RosBusinessConsulting

RBC

File number: 82-34864

RBC delivers strong first quarter 2005 results on media and IT fronts

Business highlights

- *Total revenue rises 31% to $19.5m, driven by strong business performance both in the areas of media and IT services*
- *RBC reaffirms its 2005 outlook (excluding anticipated acquisitions): total revenue is expected to reach $98.0m, consolidated EBITDA $29.4m, and consolidated net profit $22.0m.*

Revenue for the 1st quarter 2005

$'000	*1st quarter 2005*[1]	*1st quarter 2004*[1]	*% Growth*	*Forecast 2005*
Media services	8 700	6 800	28	42 500
RBC TV	4 800	3 500	37	25 000
IT Services	5 950	4 600	29	30 500
Total revenue	**19 450**	**14 900**	**31**	**98 000**

Moscow, May 24, 2005 – Reviewing preliminary financial results for the 1st quarter 2005 published by RBC Information Systems (**RTS, MICEX: RBCI**) today, RBC Chairman and CEO German Kaplun said: "We had an excellent start in 2005. All of our businesses posted solid growth and continued to demonstrate industry leadership, supported by a favorable macroeconomic situation. We are especially satisfied with the performance of our television station RBC TV, which is making rapid progress and becomes a significant contributor to our revenue. The continued robust growth we have achieved enables us to launch new projects and make attractive acquisitions in order to keep RBC positioned as one of the fastest-growing Russian companies in the media and IT fields throughout 2005 and beyond."

Revenue. In the first quarter, impressive total revenue growth of 31% from $14.9 million in 2004 to $19.5 million in 2005 was driven by strong brand recognition of the company as a media and IT service provider among the business community, efficient marketing and favorable macroeconomic conditions. In the total 1Q2005 revenue mix, 45% came from the underlying media business (online advertising, marketing communications, and information services), 25% was contributed by RBC TV, and 30% by the IT business (general and offshore programming, and system integration).

[1] Figures calculated on the basis of management accounts in accordance with IFRS (unaudited).

Media Services. RBC's media revenue (excluding the TV channel) was up 28% from $6.8 million in the first quarter of 2004 to $8.7 million in the same period of 2005. The development of new web properties and a focus on target high-income and specialized audiences enhances RBC's ability to capitalize on the spectacular growth of the online advertising segment in Russia. In the area of information services, the company launched a QuoteRate terminal with a wide array of information on currency, debt and stock markets, introduced a customizable news line RBC NewsMonitor and added several new sections to its news web sites. In March 2005, the marketing communication branch held a highly successful international business conference dedicated to Russian and Ukrainian economic prospects, with prominent speakers and over 240 delegates attending, and in February 2005, awarded the winners of the Person of the Year annual business award program.

RBC TV. The television station reported top-line growth of 37% from $3.5 million in the first quarter of 2004 to $4.8 million in the same period of 2005, thanks to strong content and high demand for efficient advertising to high-profile target audiences. The client base among banks and financial organizations, construction and real estate firms, car manufacturers and hi-tech companies is constantly growing, with two thirds of them becoming the channel's repeat customers.

In February 2005, RBC TV began production of a weekly program 'Business Russia' for CNBC Europe to give the Western business community a regular update on Russian markets and corporate development trends. In the opinion of the company, the fact that CNN and CNBC Europe broadcast RBC TV's programs is recognition of the channel's expertise in reporting quality business news.

The channel is actively enhancing its distribution in cities, whose coverage is strategically important for reaching the target audience. For example, RBC TV's penetration has already reached 60% of St. Petersburg with the help of a major local cable provider, television company St. Petersburg Cable Networks, and will further grow to about 75% of the city by the end of this year. The company is also making progress in talks aimed at expanding its Moscow coverage, which is expected to be a significant growth driver for its TV advertising revenue.

IT Services. RBC's revenue from IT Services climbed 29% from $4.6 million in the first quarter of 2004 to $6.0 million in the reported period, driven by a well-balanced product portfolio, aggressive marketing, a good track record in accomplishing complex projects, and consistent IT spending by state agencies and large domestic corporations. Among major tenders won in the first quarter was the provision of equipment and software for Russia-supported distance learning centers in the CIS ordered by the Russian Education Agency and the deployment of one of Russia's largest distance learning systems for the Federal State Statistics Service.

ADR program. RBC established a Level-1 ADR program (ticker symbol: RINFY, CUSIP number: 75523Q102) for its common stock on March 24, 2005. One ADR represents four ordinary shares. ADRs are tradable on the OTC market. The main goal of the issuance is to enable international retail and institutional investors to participate in the share capital of RBC.

Outlook for 2005 (excluding anticipated acquisitions). RBC reaffirms its outlook for 2005 and expects dynamic business expansion to continue based on existing contracts, successful performance of RBC's key brands and new product launches. Total revenue is projected to reach a new record level of at least $98.0 million, consisting of $42.5 million from the underlying media business, $25.0 million from RBC TV, and $30.5 million from IT services. Consolidated EBITDA will be $29.4 million, and consolidated net profit will hit $22.0 million in 2005, including $2.0 million from RBC TV.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com